January 14, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tarrant Apparel Group Form 10-K for the year ended December 31, 2006 Filed on March 27, 2007

Dear Mr. Moran:

        On behalf of Tarrant Apparel Group (the “Company”), we hereby provide the following responses in reply to the comment letter dated January 11, 2008 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, each of our responses is preceded with a bold-face recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

        Concurrently with the filing of this correspondence, in response to comments in the Comment Letter, the Company is filing with the Commission an amendment to its Annual Report on Form 10-K for the year ended December 31, 2006 (the “10-K Amendment”).

Tarrant Apparel Group Form 10-K for year ended December 31, 2006

1.	We have read and considered your response to comment one of our letter dated December 13, 2007. Please file an amendment that sets forth the complete text of each item as amended as required by Rule 12b-15. Further, please note the amended filing must also include new certifications by each principal executive officer and principal financial officer of the registrant.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
January 14, 2008

        The Company acknowledges the Staff’s comment and has filed the 10-K Amendment in response.

_________________

        We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone Mr. Patrick Chow, the Company’s Chief Financial Officer at (323) 318-1988 or me at (818) 444-4502.

Sincerely, /s/ John McIlvery John McIlvery